WESTHOPE CAPITAL CORP.

56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

Tel: (416) 361-0737
Fax: (416) 361-0923

August 27th, 2003-08-27

Exemption No. 82-2254

Office of International Corporate Finance
Securities & Exchange Commission
Room 3094 (3-6)
450 - 5 Street, N. W.
Washington, D.C.
U.S.A. 20549

Attention: Office of Applications and Report Services

Dear Sirs:

Re: Annual and Special Meeting of Shareholders

Please find enclosed a copy of the Notice of Record & Meeting Dates sent to the Canadian Depository for Securities Limited (CDS) with respect to the calling of an Annual and Special Meeting of Shareholders of the Corporation, for your files.

If you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

WESTHOPE CAPITAL CORP.

Per: Shaun A. Drake

SAD/slg

Encl.

9/15

CDS INC. **Notice of Record & Meeting Dates** New [XX] Change [ ]

Issuer Name (maximum 30 characters)

English: WEST HOPE CAPITAL CORP

French:

Address: 4th Floor, 56 Temperance Street, Toronto, Ontario M5H 3V5	Telephone: (416) 361-0737
	Contact Name: Shaun A. Drake
Transfer Agent — FINS: T887 — Name: Equity Transfer Services Inc.	Telephone: (416) 361-0923 Ext: 269
Address: Suite 420, 120 Adelaide St. West, Toronto, Ontario M5H 4C3	Contact Name: Jennifer Tan

Proxy Type: [X] Management [ ] Dissenting

Meeting Type: [X] Annual [X] Special [ ] General [ ] Extraordinary

Material Distribution Type: [ ] Form C holders only [XX] All holders

	yyyy	mm	dd
Record Date	2003	10	10
Meeting Date	2003	11	26
Material Mail Date	2003	10	17

Payment for Publication [X] Payment enclosed [ ] To be invoiced *(Transfer Agents only)*

CDS INC.'s GST/HST Registration Number: 89297 1631 RT

CDS INC.'s QST Registration Number: 1018767224

[1] # of publications at $91.50 per publication	$ 93.00
Plus 7% GST	$ 6.51
or 15% HST (*Nfld, NS, NB residents only*)	$ n/a
Subtotal	$ 99.51
Plus 7.5% QST (*Quebec residents only*)	$ n/a
Total payment enclosed	$ **99.51**

Authorized Signature for Invoicing (Transfer Agents only)

CUSIP	Voting Status Y/N	Security Description
959909 - 10 - 2	Y	Common
- -		
- -		
- -		
- -		

Early Search (Determination of Intermediaries)

Send Early Search report to [XX] Transfer Agent [ ] Issuer [ ] Other *(Statutory Declaration required)*

Send via [ ] Mail [ ] Courier *(Collect)* [X] SSS Envelope System [ ] Fax #

Shareholder Communications Intermediary Register (Nominee Register)

[ ] Send a copy

Proxy Related Material Will be distributed by

[X] Transfer Agent [ ] Issuer

[ ] Other

Holders of Record

Send Holders of Record and Omnibus Proxy to [X] Transfer Agent [ ] Issuer [ ] Other *(Statutory Declaration required)*

Send via [ ] Mail [ ] Courier *(Collect)* [X] SSS Envelope System

This Notice and Request for services is authorized by :

[ ] Transfer Agent [X] Issuer [ ] Third Party

Name of Requesting Party

All services provided by CDS INC. hereunder are subject to the terms and conditions printed on the reverse of this form.

Shaun A. Drake	[signature]	August 27, 2003
Title	Signature	Date

DOC166 (11/2001) fron